SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EVgo Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

30052F100

(CUSIP Number)

Jeffrey Wade

LS Power

1700 Broadway, 35th Floor

New York, NY 10019

(212) 615-3456

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(with copies to)

Adam M. Turteltaub, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8129

May 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30052F100	Page 2 of 12 Pages
1	NAME OF REPORTING PERSON EVgo Member Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,882,352 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,882,352 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,882,352 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Based upon the 106,825,488 shares of Class A Common Stock issued and outstanding as of July 25, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 30052F100	Page 3 of 12 Pages
1	NAME OF REPORTING PERSON LS Power Equity Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,882,352 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,882,352 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,882,352 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon the 106,825,488 shares of Class A Common Stock issued and outstanding as of July 25, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 30052F100	Page 4 of 12 Pages
1	NAME OF REPORTING PERSON LS Power Partners IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,882,352 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,882,352 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,882,352 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon the 106,825,488 shares of Class A Common Stock issued and outstanding as of July 25, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 30052F100	Page 5 of 12 Pages
1	NAME OF REPORTING PERSON LS Power Fund IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,882,352 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,882,352 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,882,352 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon the 106,825,488 shares of Class A Common Stock issued and outstanding as of July 25, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 30052F100	Page 6 of 12 Pages
1	NAME OF REPORTING PERSON LS Power Equity Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,882,352 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,882,352 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,882,352 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon the 106,825,488 shares of Class A Common Stock issued and outstanding as of July 25, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 30052F100	Page 7 of 12 Pages
1	NAME OF REPORTING PERSON David Nanus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,882,352 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,882,352 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,882,352 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon the 106,825,488 shares of Class A Common Stock issued and outstanding as of July 25, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

Item 1.	Security and the Issuer

This Schedule 13D relates to the Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of EVgo Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the Issuer’s principal executive offices is 11835 West Olympic Boulevard, Suite 900E, Los Angeles, CA 90064.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of:

(i)	EVgo Member Holdings, LLC (“EVgo Member”), a Delaware limited liability company;

(ii)	LS Power Equity Partners IV, L.P. (“LSPEP IV”), a Delaware limited partnership;

(iii)	LS Power Partners IV, LP (“LSPEP IV GP”), a Delaware limited partnership;

(iv)	LS Power Fund IV GP, LLC (“LSPEP IV Ultimate GP”), a Delaware limited liability company;

(v)	LS Power Equity Advisors, LLC (“LSP Advisors” and together with EVgo Member, LSPEP IV, LSPEP IV GP and LSPEP IV Ultimate GP, the LS Power Entities), a Delaware limited liability company;

(vi)	David Nanus (“Mr. Nanus,” who, together with EVgo Member, LSPEP IV and LSP Advisors, may be referred to herein as the “Reporting Persons”).

(b)	The address of the principal business and principal office of each of the Reporting Persons is 1700 Broadway, 35th Floor, New York, New York 10019.

(c)	The principal business of EVgo Member is to hold securities in the Issuer. The principal business of LSPEP IV is making private equity and related investments. The principal business of LSPEP IV GP is acting as the general partner of LSPEP IV. The principal business of LSPEP IV Ultimate GP is acting as the general partner LSPEP IV GP. The principal business of LSP Advisors is managing the investments of LSPEP IV and other private equity funds (LSPEP IV and such other private equity funds referred to herein as “LS Power Funds”). The principal business of Mr. Nanus is to manage the investments of the LS Power Funds.

LSPEP IV is the sole member of EVgo Member. LSPEP IV GP is the general partner of LSPEP IV. LSPEP IV Ultimate GP is the general partner of LSPEP IV GP. LSP Advisors is the sole member of LSPEP IV Ultimate GP.

Each of LSPEP IV, LSPEP IV GP, LSPEP IV Ultimate GP and LSP Advisors may be deemed to have shared voting and investment power with respect to the shares directly owned by EVgo Member and therefore may be deemed to beneficially own such shares.

Mr. Nanus, through his position, relationship and/or affiliation with the LS Power Entities, may have shared voting and investment power with respect to the shares beneficially owned by the LS Power Entities. As such, Mr. Nanus may be deemed to have or share beneficial ownership of the shares beneficially owned by the LS Power Entities. Mr. Nanus disclaims beneficial ownership of such shares.

(d)	None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. Mr. Nanus is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 22, 2023, in connection with an underwritten equity offering, the Reporting Persons purchased 5,882,352 shares of the Issuer’s Class A Common Stock at the equity offering price of $4.25 per share.

The Reporting Persons used working capital in order to purchase the aforementioned shares.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein in connection with an underwritten equity offering. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s Board of Directors. Except as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals at present that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review as well as other factors (including, among other things, their evaluation of the Issuer's business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, evaluate their investments and make strategic decisions based thereon, including disposing of, or causing to be disposed, a portion of the Securities beneficially owned by them, in the public market through open market sales, registered or unregistered block trades, in privately negotiated transactions or otherwise. The Reporting Persons may formulate such plans or proposals for, and may from time to time explore, or make such proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) As of the date of this Schedule 13D, EVgo Member directly owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. As a result of their relationship with the EVgo Member, each of LSPEP IV, LSPEP IV GP and LSPEP IV Ultimate GP, each of LSPEP IV, LSPEP IV GP, LSPEP IV Ultimate GP and LSP Advisors, respectively, may be deemed the beneficial owner of such shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. Mr. Nanus through his position, relationship and/or affiliation with the LS Power Entities, may have shared voting and investment power with respect to the shares beneficially owned by the LS Power Entities. As such, Mr. Nanus may be deemed to have or share beneficial ownership of the shares beneficially owned by the LS Power Entities. Mr. Nanus disclaims beneficial ownership of such shares.

The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on the 106,825,488 shares of Class A Common Stock issued and outstanding as of July 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 and filed with the Securities and Exchange Commission on August 1, 2024.

(c)	Except as reported herein, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

(d)	Except as set forth in this Item 5, no other person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Class B Common Stock

As reported in a previously-filed Current Report on Form 8-K on July 8, 2021, on July 1, 2021, the Issuer entered into a business combination agreement (the “Business Combination Agreement”) by and among CRIS Thunder Merger LLC, EVgo OPCO, LLC (“EVgo OpCo”), a Delaware limited liability company and wholly-owned subsidiary of EVgo Holdings, LLC (“EVgo Holdings”) and EVgo Holdco, LLC, a Delaware limited liability company and wholly-owned subsidiary of EVgo OpCo (such transaction, the “Business Combination”). In connection with the Business Combination, EVgo Holdings, LLC (“EVgo Holdings”), a Delaware limited liability company and subsidiary of EVgo Member, acquired 195,800,000 shares of Class B Common Stock (together with the Class A Common Stock, “Common Stock”). The shares of Class B Common Stock are entitled to one vote per share and vote together with the shares of Class A Common Stock. The Issuer has the right to redeem each such share of Class B Common Stock for cash and, therefore, they are not deemed to be shares of Class A Common Stock for purposes of this Schedule 13D.

Amended and Restated Registration Rights Agreement

In connection with the Business Combination, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with EVgo Holdings and other initial stockholders (together with any person or entity who becomes a party to the Registration Rights Agreement, the “Holders”), pursuant to which the Issuer filed a registration statement on Form S-1, originally filed with the SEC on July 20, 2021 and declared effective on July 30, 2021 (the “Initial Registration Statement”) and a registration statement on Form S-3, originally filed with the SEC on August 10, 2022 and declared effective on August 25, 2022 (the “Shelf Registration Statement”). The Registration Rights Agreement requires, among other things, the Issuer to use its reasonable best efforts to cause the Shelf Registration Statement to remain effective in respect of such Registrable Securities and also provides Holders with certain customary demand and “piggyback” registration rights subject to the terms and conditions set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Nomination Agreement

The Issuer, EVgo Holdings and each other principal stockholder named therein (collectively, the “Principal Stockholders”) entered into a nomination agreement in connection with the Business Combination, which was amended and restated on March 18, 2022 (the “A&R Nomination Agreement”). The A&R Nomination Agreement provides that the Board will consist of nine directors, divided into three classes serving staggered three-year terms. The A&R Nomination Agreement provides that: (i) for so long as the Principal Stockholders beneficially own a number of shares of Common Stock representing at least 50% of the number of shares of Common Stock outstanding at any time, the Principal Stockholders will have the right to nominate five (5) directors to the Board; (ii) for so long as the Principal Stockholders beneficially own a number of shares of Common Stock representing less than 50% of the number of shares of Common Stock outstanding at any time, but at least 40% of the outstanding shares of Common Stock at any time, the Principal Stockholders will have the right to nominate four (4) directors to the Board; (iii) for so long as the Principal Stockholders beneficially own a number of shares of Common Stock representing less than 40% of the number of shares of Common Stock outstanding at any time, but at least 30% of the outstanding shares of Common Stock at any time, the Principal Stockholders will have the right to nominate three (3) directors to the Board; for so long as the Principal Stockholders beneficially own a number of shares of Common Stock representing less than 30% of the number of shares of Common Stock outstanding at any time, but at least 15% of the outstanding shares of Common Stock at any time, the Principal Stockholders will have the right to nominate two (2) directors to the Board; and (iv) for so long as the Principal Stockholders beneficially own a number of shares of Common Stock representing less than 15% of the number of shares of Common Stock outstanding at any time, but at least 2.5% of the outstanding shares of Common Stock at any time, the Principal Stockholders will have the right to nominate one (1) director to the Board.

The foregoing description of the Nomination Agreement is not complete and is qualified in its entirety by reference to the complete text of the Nomination Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Tax Receivable Agreement

The Issuer and its subsidiaries entered into a tax receivable agreement (the “Tax Receivable Agreement”) with EVgo Holdings and LSP Advisors, as agent, at the closing of the Business Combination. The Tax Receivable Agreement generally provides for the payment by the Issuer to EVgo Holdings (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using the estimated impact of state and local taxes) that the Issuer and its subsidiaries actually realizes (or is deemed to realize in certain circumstances) in periods after the Business Combination as a result certain circumstances specified in the Tax Receivable Agreement.

The foregoing description of the Tax Receivable Agreement is not complete and is qualified in its entirety by reference to the complete text of the Tax Receivable Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 4, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

1.	Exhibit 1	Registration Rights Agreement

2.	Exhibit 2	Nomination Agreement

3.	Exhibit 3	Tax Receivable Agreement

4.	Exhibit 4	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2024	EVGO MEMBER HOLDINGS, LLC

	By:	/s/ Jeffrey Wade
		Name:	Jeffrey Wade
		Title:	Chief Compliance Officer

Dated: October 18, 2024	LS POWER EQUITY PARTNERS IV, L.P.

	By:	LS Power Partners IV, LP,
its general partner

	By:	LS Power Fund IV GP, LLC, its general partner

	By:	/s/ Jeffrey Wade
		Name:	Jeffrey Wade
		Title:	Chief Compliance Officer

Dated: October 18, 2024	LS POWER PARTNERS IV, L.P.

	By:	LS Power Fund IV GP, LLC,
its general partner

	By:	/s/ Jeffrey Wade
		Name:	Jeffrey Wade
		Title:	Chief Compliance Officer

Dated: October 18, 2024	LS POWER FUND IV GP, LLC

	By:	/s/ Jeffrey Wade
		Name:	Jeffrey Wade
		Title:	Chief Compliance Officer

Dated: October 18, 2024	LS POWER EQUITY ADVISORS, LLC

	By:	/s/ Jeffrey Wade
		Name:	Jeffrey Wade
		Title:	Chief Compliance Officer

Dated: October 18, 2024	/s/ David Nanus
David Nanus

Exhibit 1

REGISTRATION RIGHTS AGREEMENT

See attached.

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of July 1, 2021, is made and entered into by and among EVgo Inc., a Delaware corporation f/k/a Climate Change Crisis Real Impact I Acquisition Corporation (the “Company”), Climate Change Crisis Real Impact I Acquisition Holdings, LLC, a Delaware limited liability company (the “CRIS Sponsor”), EVgo Holdings, LLC, a Delaware limited liability (“EVgo Sponsor”), and the undersigned parties listed under Holder on the signature pages hereto (each such party, together with the CRIS Sponsor, the EVgo Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively, the “Holders”).

RECITALS

WHEREAS, the Company and the CRIS Sponsor entered into that certain Securities Subscription Agreement, dated as of August 10, 2020, pursuant to which the Sponsor purchased an aggregate of 5,750,000 shares (the “Founder Shares”) of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”);

WHEREAS, on September 29, 2020, the Company, the CRIS Sponsor and certain other security holders named therein (the “Existing Holders”) entered into that certain Registration and Stockholder Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which the Company granted the CRIS Sponsor and such other Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, on January 21, 2021, the Company, CRIS Thunder Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), EVgo Sponsor, EVgo HoldCo, LLC, a Delaware limited liability company (“EVgo HoldCo”) and EVGO OPCO, LLC, a Delaware limited liability company and wholly-owned subsidiary of EVgo Sponsor (“OpCo”), entered into that certain Business Combination Agreement (the “BCA”), pursuant to which the parties to the BCA will undertake the transactions described therein (the “Business Combination”);

WHEREAS, after the closing of the Business Combination, the Holders (other than EVgo Sponsor) will own shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), the CRIS Sponsor will own warrants of the Company, each such warrant entitling the holder to purchase one share of Common Stock at an exercise price of $11.50 per share (the “Private Placement Warrants”) and EVgo Sponsor will own common units of OpCo (“OpCo Units”) and shares of the Company’s Class B Common Stock, which together will be exchangeable for shares of Common Stock pursuant to the terms of the amended and restated limited liability company agreement of OpCo; and

WHEREAS, the Company and the Existing Holders desire to terminate the Existing Registration Rights Agreement and enter into this Agreement with EVgo Sponsor and the Holders, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1. Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Agreement” shall have the meaning given in the Preamble.

“BCA” shall have the meaning given in the Recitals hereto.

“Board” shall mean the board of directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Class B Common Stock” shall have the meaning give in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“CRIS Sponsor” shall have the meaning given in the Preamble.

“Demanding Holder” shall mean any Holder or group of Holders that together elects to dispose of Registrable Securities having an aggregate value of at least $40 million, at the time of the Underwritten Demand, under a Registration Statement pursuant to an Underwritten Offering.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1 of this Agreement.

“EVgo HoldCo” shall have the meaning given in the Preamble.

“EVgo Sponsor” shall have the meaning given in the Preamble.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning given in the Recitals hereto.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Form S-3” shall mean a Registration Statement on Form S-3 or any similar short-form registration statement that may be available at such time.

“Founder Shares” shall have the meaning given in the Recitals hereto.

“Holder Indemnified Persons” shall have the meaning given in subsection 4.1.1 of this Agreement.

“Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4 of this Agreement.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or necessary to make the statements therein not misleading, or an untrue statement of a material fact or an omission to state a material fact necessary to make the statements in a Prospectus, in the light of the circumstances under which they were made, not misleading.

“OpCo Units” shall have the meaning given in the Recitals hereto.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1 of this Agreement.

“Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall have the meaning given in subsection 2.1.4 of this Agreement.

2

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (b) shares of Common Stock issued or issuable upon the conversion of any Founder Shares, (c) any outstanding shares of Common Stock held by a Holder as of the date of this Agreement, (d) any shares of Common Stock issued or issuable upon exchange of OpCo Units and Class B Shares held by a Holder as of the date of this Agreement and (e) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Security when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations).

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and any such registration statement having been declared effective by, or become effective pursuant to rules promulgated by, the Commission.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority and any securities exchange on which the Common Stock is then listed);

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone and delivery expenses;

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of Registrable Securities held by the Demanding Holders initiating an Underwritten Demand to be registered for offer and sale in the applicable Underwritten Offering.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.3 of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

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“Shelf Registration” shall have the meaning given in subsection 2.1.1(b).

“Suspension Event” shall have the meaning given in Section 3.4 of this Agreement.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.3 of this Agreement.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II
REGISTRATIONS

2.1. Registration.

2.1.1 Shelf Registration. (a) The Company agrees that, within fifteen (15) business days after the consummation of the Business Combination, the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale of all Registrable Securities permitted to be registered for resale from time to time pursuant to Rule 415(a)(1)(i) on a Registration Statement on Form S-1. The Company shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement in accordance with Section 3.1 of this Agreement.

(b) The Company agrees that, as soon as reasonably practicable after the Company is eligible to register Registrable Securities on Form S-3 (but in any event not less than 15 days thereafter), the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale of all Registrable Securities not included on Registration Statement required to be filed pursuant to subsection 2.1.1(a) (collectively, the “Shelf Registrations”). The Company shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement in accordance with Section 3.1 of this Agreement.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 of this Agreement or any other part of this Agreement, a Registration pursuant to a Shelf Registration shall not count as a Registration unless and until the Registration Statement filed with the Commission with respect to a Registration pursuant to a Shelf Registration has been declared effective by, or become effective pursuant to rules promulgated by, the Commission. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (x) as shall be selected by the Company and (y) as shall permit the resale of the applicable Registrable Securities by the Holders.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.3 of this Agreement, any Demanding Holder may make a written demand to the Company for an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with Section 2.1.1 of this Agreement or a new Registration Statement if such Demanding Holders’ Registrable Securities are not then registered by a Registration Statement filed with the Commission in accordance with subsection 2.1.1 or permitted to offer in an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with subsection 2.1.1 (an “Underwritten Demand”). The Company shall, within ten (10) days of the Company’s receipt of the Underwritten Demand, notify, in writing, all other Holders of such demand, and each Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to an Underwritten Demand (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify the Company, in writing, within two (2) business days (one (1) business day if such offering is an overnight or bought Underwritten Offering) after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in the Underwritten Offering pursuant to an Underwritten Demand. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating the Underwritten Offering. Notwithstanding the foregoing, the Company is not obligated to effect more than an aggregate of four (4) Underwritten Offerings within any twelve (12)-month period pursuant to this subsection 2.1.3 and is not obligated to effect an Underwritten Offering pursuant to this subsection 2.1.3 within ninety (90) days after the closing of an Underwritten Offering (or such shorter period if permitted by applicable lock-up agreements). Notwithstanding the foregoing, no Underwritten Demand will be effective hereunder unless the net proceeds (net of underwriting fees and commissions) to the Holders from the sale of the Registrable Securities included in such request are reasonably expected to exceed $40,000,000 or such request includes all Registrable Securities owned by the requesting Holders at such time.

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2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to an Underwritten Demand, in good faith, advises or advise the Company, the Demanding Holders, the Requesting Holders and other persons or entities holding Common Stock or other equity securities of the Company that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities (if any) in writing that the dollar amount or number of Registrable Securities or other equity securities of the Company requested to be included in such Underwritten Offering exceeds the maximum dollar amount or maximum number of equity securities of the Company that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Common Stock or other equity securities of the Company that the Company desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Stock or other equity securities of the Company held by other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Registration Withdrawal. The Demanding Holders initiating an Underwritten Offering pursuant to subsection 2.1.3 of this Agreement shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification to the Company of their intention to withdraw from such Underwritten Offering prior to the launch of such Underwritten Offering or, if applicable, the effectiveness of the Registration Statement filed with the Commission with respect to the Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Demand prior to its withdrawal under this subsection 2.1.5.

2.2. Piggyback Registration.

2.2.1 Piggyback Rights. If the Company proposes to (a) file a Registration Statement under the Securities Act with respect to an offering of equity securities of the Company, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities of the Company, for its own account or for the account of stockholders of the Company, other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, or (b) consummate an Underwritten Offering for its own account or for the account of stockholders of the Company, then the Company shall give written notice of such proposed action to all of the Holders of Registrable Securities as soon as practicable (but in the case of filing a Registration Statement, not less than ten (10) days before the anticipated filing date of such Registration Statement), which notice shall (x) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, and (y) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within (five (5) business days in the case of filing a Registration Statement and (2) two business days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then one (1) business day), in each case after receipt of such written notice (such Registration, a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Piggyback Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to include Registrable Securities in an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

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2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of the equity securities of the Company that the Company desires to sell, taken together with (a) the shares of equity securities of the Company, if any, as to which Registration or Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which Registration or Underwritten Offering has been requested pursuant to Section 2.2 of this Agreement and (c) the shares of equity securities of the Company, if any, as to which Registration or Underwritten Offering has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(i) If the Registration or Underwritten Offering is undertaken for the Company’s account, the Company shall include in any such Registration or Underwritten Offering (A) first, the Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities of the Company, if any, as to which Registration or Underwritten Offering has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; or

(ii) If the Registration or Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or Underwritten Offering (A) first, Common Stock or other equity securities of the Company, if any, of such requesting persons or entities and the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 of this Agreement, pro rata based on the respective number of Registrable Securities, Common Stock or other equity securities that each requesting persons, entities and Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities, Common Stock or other equity securities that such persons, entities and Holders have requested be included in such Underwritten Offering; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), and (B), Common Stock or other equity securities of the Company for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to, as applicable, the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the launch of the Underwritten Offering with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

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2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration or Underwritten Offering effected pursuant to Section 2.2 of this Agreement shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 of this Agreement.

2.3 Restrictions on Registration Rights. If (a) the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (b) the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and in the good faith judgment of the Board that such Underwritten Offering would be materially detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement or the undertaking of such Underwritten Offering at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be materially detrimental to the Company for such Registration Statement to be filed or to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the filing of such Registration Statement or undertaking of such Underwritten Offering. In such event, the Company shall have the right to defer such filing or offering for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any twelve (12)-month period.

ARTICLE III
COMPANY PROCEDURES

3.1. General Procedures. The Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible and to the extent applicable:

3.1.1 prepare and file with the Commission, within the time frame required by Section 2.1.1, a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective, including filing a replacement Registration Statement, if necessary, until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Demanding Holders or any Underwriter or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration or Underwritten Offering, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

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3.1.4 prior to any Registration of Registrable Securities, use its best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to each seller of such Registrable Securities or its counsel; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act;

3.1.10 subject to the provisions of this Agreement, notify the Holders of the happening of any event as a result of which a Misstatement exists, and then to correct such Misstatement as set forth in Section 3.4 of this Agreement;

3.1.11 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.12 obtain a comfort letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.13 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to such placement agent, sales agent or Underwriter;

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3.1.14 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2. Registration Expenses. The Registration Expenses in respect of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3. Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales. Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to (a) delay or postpone the (i) initial effectiveness of any Registration Statement or (ii) launch of any Underwritten Offering, in each case, filed or requested pursuant to this Agreement, and (b) from time to time to require the Holders not to sell under any Registration Statement or Prospectus or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Board reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the applicable Registration Statement or Prospectus of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement or Prospectus would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement or Prospectus to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend a Registration Statement, Prospectus or Underwritten Offering on more than two occasions, for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company of a Suspension Event while a Registration Statement filed pursuant to this Agreement is effective or if as a result of a Suspension Event a Misstatement exists, each Holder agrees that (i) it will immediately discontinue offers and sales of Registered Securities under each Registration Statement filed pursuant to this Agreement until the Holder receives copies of a supplemental or amended Prospectus (which the Company agrees to promptly prepare) that corrects the relevant misstatements or omissions and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales and (ii) it will maintain the confidentiality of information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, the Holders will deliver to the Company or, in Holders’ sole discretion destroy, all copies of each Prospectus covering Registrable Securities in Holders’ possession; provided, however, that this obligation to deliver or destroy shall not apply (A) to the extent the Holders are required to retain a copy of such Prospectus (x) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

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3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1. Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by or on behalf of such Holder Indemnified Person specifically for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall, severally and not jointly, indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, but only to the extent that the same are made in reliance on and in conformity with information relating to the Holder so furnished in writing to the Company by or on behalf of such Holder specifically for use therein. In no event shall the liability of any selling Holder hereunder be greater in amount than the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5 If the indemnification provided under Section 4.1 of this Agreement is held by a court of competent jurisdiction to be unavailable to an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or such indemnified party and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 of this Agreement, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery or (c) transmission by hand delivery, telecopy, telegram, facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) business day following the date on which it is mailed, in the case of notices delivered by courier service, hand delivery, telecopy or telegram, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation, and in the case of notices delivered by facsimile or email, at such time as it is successfully transmitted to the addressee. Any notice or communication under this Agreement must be addressed, if to the Company, to: EVgo Inc., 11835 West Olympic Boulevard, Los Angeles, California 90064, Attention: Chief Legal Officer and General Counsel, or by email at: francine.sullivan@evgo.com, and, if to any Holder, to the address of such Holder as it appears in the applicable register for the Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

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5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

5.2.3 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto or do not hereafter become a party to this Agreement pursuant to Section 5.2 of this Agreement.

5.2.4 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice provided in accordance with Section 5.1 of this Agreement and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6 Other Registration Rights. The Company represents and warrants that no person, other than (a) a Holder of Registrable Securities, (b) the parties to those certain Subscription Agreements, dated as of January 21, 2021, by and between the Company and certain investors, and (c) the holders of the Company’s warrants pursuant to that certain Warrant Agreement, dated as of September 29, 2020, by and between the Company and Continental Stock Transfer & Trust Company, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail and will not enter into any other registration rights agreement or agreement with similar terms that would conflict with the terms and conditions of this Agreement.

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5.7 Term. This Agreement shall terminate upon the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) with respect to any Holder, the date as of which such Holder ceases to hold any Registrable Securities. The provisions of Article V shall survive any termination.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

EVgo Inc.,
a Delaware corporation

By:	/s/ Cathy Zoi
Name: Cathy Zoi
Title: Chief Executive Officer

[Signature Page to Registration Rights Agreement]

HOLDERS:

EVgo Holdings, LLC,
a Delaware limited liability company

By:	/s/ David Nanus
Name:David Nanus
Title:EVP

[Signature Page to Registration Rights Agreement]

Climate Change Crisis Real Impact I Acquisition Holdings, LLC,
a Delaware limited liability company

By:	/s/ John A. Cavalier
Name:John A. Cavalier
Title:Manager

/s/ Mary Powell
Mary Powell

/s/ Mimi Alemayehou
Mimi Alemayehou

/s/ Richard Kauffman
Richard Kauffman

/s/ Anne Frank-Shapiro
Anne Frank-Shapiro

/s/ Daniel Gross
Daniel Gross

/s/ Amir Mehr
Amir Mehr

/s/ Stephen Moch
Stephen Moch

[Signature Page to Registration Rights Agreement]

Exhibit 2

NOMINATION AGREEMENT

See attached.

AMENDED AND RESTATED NOMINATION AGREEMENT

This AMENDED AND RESTATED NOMINATION AGREEMENT (this “Agreement”), dated as of March 18, 2022, is entered into by and between EVgo Inc., a Delaware corporation f/k/a Climate Change Crisis Real Impact I Acquisition Corporation (the “Company”), and each of the stockholders of the Company whose name appears on the signature pages hereto (each a “Principal Stockholder,” and collectively, the “Principal Stockholders”).

WHEREAS, on January 21, 2021, the Company, CRIS Thunder Merger LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, EVgo Holdings, LLC, a Delaware limited liability company (“EVgo Holdings”), EVgo HoldCo, LLC, a Delaware limited liability company and EVgo Opco, LLC, a Delaware limited liability company and wholly-owned subsidiary of EVgo Holdings, entered into that certain Business Combination Agreement, pursuant to which the parties thereto will undertake certain transactions to effect an initial business combination (the “Business Combination”);

WHEREAS, in connection with, and effective upon, the consummation of the Business Combination, the Principal Stockholders and the Company entered into a Nomination Agreement (the “Original Agreement”) to set forth certain understandings among such parties, including with respect to certain governance matters;

WHEREAS, the parties desire to amend and restate the Original Agreement by entry into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Article
IDEFINITIONS

Section 1.1Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any specified Person, a Person that directly or indirectly Controls or is Controlled by, or is under common Control with, such specified Person. For purposes of this Agreement, no party to this Agreement shall be deemed to be an Affiliate of another party to this Agreement solely by reason of the execution and delivery of this Agreement.

“Affiliated Investor” means, with respect to any Principal Stockholder, (i) any investment fund or holding company that is directly or indirectly managed or advised by a manager or advisor of such Principal Stockholder and (ii) any of its Affiliates or any other Person who or which is otherwise an Affiliate of any such Principal Stockholder (other than the Company and its subsidiaries).

“Beneficial Owner” of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, such security and/or (b) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings. For the avoidance of doubt, for purposes of this Agreement, each of the Principal Stockholders is deemed to Beneficially Own the shares of Common Stock owned by it, notwithstanding the fact that such shares or other securities are subject to this Agreement.

“Board” means the Board of Directors of the Company.

“Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Company, and any other capital stock of the Company into which such stock is reclassified or reconstituted.

“Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Company, and any other capital stock of the Company into which such stock is reclassified or reconstituted.

“Common Stock” means the Class A Common Stock and the Class B Common Stock, collectively.

“Control” (including the terms “Controls,” “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Initial Share Ownership” means, with respect to the Principal Stockholders, the number of shares of Common Stock held by the Principal Stockholders as of the closing of the Business Combination.

“LS Directors” means the designees of the Principal Stockholders.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof or other entity, and also includes any managed investment account.

“Principal Stockholder Group” means the Principal Stockholders and any of their respective Affiliates and Affiliated Investors and their respective successors and permitted assigns.

Section 1.2 Rules of Construction.

(a) Unless the context requires otherwise: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (ii) references to Articles and Sections refer to articles and sections of this Agreement; (iii) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; (iv) the terms “hereof,” “hereto,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (v) unless the context otherwise requires, the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (vi) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (vii) references to any law or statute shall include all rules and regulations promulgated thereunder, and references to any law or statute shall be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable law or statute; (viii) references to any Person include such Person’s successors and permitted assigns; and (ix) references to “days” are to calendar days unless otherwise indicated.

(b) The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

(c) This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party that drafted or caused this Agreement to be drafted.

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Article II
VOTING AND GOVERNANCE MATTERS

Section 2.1 Designees.

(a) As of the date hereof, the Board consists of nine directors, including Cathy Zoi, Elizabeth Comstock, Rodney Slater, Patricia K. Collawn, David Nanus, Joseph Esteves, Darpan Kapadia, John King and Kate Brandt (the “Initial Directors”). The audit committee of the Board consists of three directors, including Patricia K. Collawn, Rodney Slater and Elizabeth Comstock. Of the Initial Directors, David Nanus, Joseph Esteves, Darpan Kapadia, John King and Kate Brandt are each deemed to be LS Directors. The Board is divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until the Company’s annual meetings of shareholders in 2022, 2023 and 2024, respectively. Elizabeth Comstock, Joseph Esteves and John King are assigned to Class I, Darpan Kapadia, Rodney Slater and Kate Brandt are assigned to Class II, and Cathy Zoi, David Nanus and Patricia K. Collawn are assigned to Class III. The rights of the Principal Stockholders to designate directors to the Board and its committees shall be as set forth in the remainder of this Section 2.1.

(b)(i)      For so long as the Principal Stockholder Group Beneficially Owns a number of shares of Common Stock representing at least 50% of the outstanding shares of Common Stock at any time, the Company will take all necessary action (to the extent permitted by applicable law and to the extent such action is consistent with the fiduciary duties of the directors under Delaware law) to cause the Board to nominate for election at each annual or special meeting of shareholders at which directors are to be elected that number of individuals designated by the Principal Stockholders that, if elected, would result in five (5) LS Directors serving on the Board. For so long as the Principal Stockholder Group Beneficially Owns a number of shares of Common Stock representing less than 50% of the outstanding shares of Common Stock at any time but at least 40% of the outstanding shares of Common Stock at any time, the Company will take all necessary action (to the extent permitted by applicable law and to the extent such action is consistent with the fiduciary duties of the directors under Delaware law) to cause the Board to nominate for election at each annual or special meeting of shareholders at which directors are to be elected that number of individuals designated by the Principal Stockholders that, if elected, would result in four (4) LS Directors serving on the Board. For so long as the Principal Stockholder Group Beneficially Owns a number of shares of Common Stock representing less than 40% of the outstanding shares of Common Stock at any time but at least 30% of the outstanding shares of Common Stock at any time, the Company will take all necessary action (to the extent permitted by applicable law and to the extent such action is consistent with the fiduciary duties of the directors under Delaware law) to cause the Board to nominate for election at each annual or special meeting of shareholders at which directors are to be elected that number of individuals designated by the Principal Stockholders that, if elected, would result in three (3) LS Directors serving on the Board. For so long as the Principal Stockholder Group Beneficially Owns a number of shares of Common Stock representing less than 30% of the outstanding shares of Common Stock at any time but at least 15% of the outstanding shares of Common Stock at any time, the Company will take all necessary action (to the extent permitted by applicable law and to the extent such action is consistent with the fiduciary duties of the directors under Delaware law) to cause the Board to nominate for election at each annual or special meeting of shareholders at which directors are to be elected that number of individuals designated by the Principal Stockholders that, if elected, would result in two (2) LS Directors serving on the Board. For so long as the Principal Stockholder Group Beneficially Owns a number of shares of Common Stock representing less than 15% of the outstanding shares of Common Stock at any time but at least 2.5% of the outstanding shares of Common Stock at any time, the Company will take all necessary action (to the extent permitted by applicable law and to the extent such action is consistent with the fiduciary duties of the directors under Delaware law) to cause the Board to nominate for election at each annual or special meeting of shareholders at which directors are to be elected that number of individuals designated by the Principal Stockholders that, if elected, would result in one (1) LS Director serving on the Board.

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(ii) Subject to applicable laws and stock exchange regulations, for so long as the Principal Stockholder Group Beneficially Owns a number of shares of Common Stock representing at least 10% of its Initial Share Ownership, the Company will take all necessary action (to the extent permitted by applicable law and to the extent such action is consistent with the fiduciary duties of the directors under Delaware law) to cause the Board to appoint one (1) LS Director to serve on each committee of the Board.

(iii) For so long as the Principal Stockholder Group is entitled to designate any Person to the Board pursuant to Section 2.1, the Company will take all necessary action (to the extent permitted by applicable law and to the extent such action is consistent with the fiduciary duties of the directors under Delaware law) to cause the Board to appoint one (1) LS Director to serve as Chair of the Board.

(c) In the event that the Principal Stockholders have nominated fewer than the total number of designees that the Principal Stockholders shall be entitled to nominate pursuant to Section 2.1(b), then the Principal Stockholders shall have the right, at any time and from time to time, to nominate such additional designee(s) to which it is entitled, in which case, the Company shall take all necessary corporate action (to the extent permitted by applicable law and to the extent such action is consistent with the fiduciary duties of the directors under Delaware law) to cause the Board to (x) increase the size of the Board as required to enable such Principal Stockholders to so nominate such additional designee(s), and (y) designate such additional designees nominated by the Principal Stockholders to fill such newly created vacancy or vacancies, as applicable.

(d) For so long as the Principal Stockholder Group is entitled to designate any Person to the Board pursuant to Section 2.1, the Board shall consist of nine members (other than as contemplated by Section 2.1(c) or Section 2.1(e) or to the extent necessary to comply with applicable law or listing standards).

(e) The Principal Stockholders may cause any LS Director to resign from time to time and at any time upon notice to the Company.

(f) In the event that a vacancy is created on the Board by the death, disability, resignation or removal of a LS Director, the Principal Stockholders shall be entitled to designate an individual to fill the vacancy so long as the total number of LS Directors serving on the Board immediately following the filling of such vacancy will not exceed the total number of persons the Principal Stockholders are entitled to designate pursuant to Section 2.1(b)(i) on the date of such replacement designation. The Company shall take all necessary action (to the extent permitted by applicable law and to the extent such action is consistent with the fiduciary duties of the directors under Delaware law) to cause such replacement designee to become a member of the Board as soon as reasonably possible.

(g) The Company agrees to take all necessary action (to the extent permitted by applicable law and to the extent such action is consistent with the fiduciary duties of the directors under Delaware law) to cause the Board to include in the slate of nominees recommended by the Board for election at any meeting of stockholders called for the purpose of electing directors the Persons designated pursuant to this Section 2.1 (to the extent that directors of such nominee’s class are to be elected at such meeting for so long as the Board is classified) and to nominate and recommend each such individual to be elected as a director as provided herein, and to solicit proxies or consents in favor thereof. The Company is entitled to identify such individual as a LS Director pursuant to this Agreement.

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Article III
INFORMATION

Section 3.1 Access. Each LS Director is permitted to disclose to the Principal Stockholder Group information about the Company and its Affiliates that he or she receives as a result of being a Director.

Article IV
EFFECTIVENESS AND TERMINATION

Section 4.1 Termination. This Agreement shall terminate upon the delivery of written notice to the Company by the Principal Stockholders. Further, at such time as the Principal Stockholder Group no longer Beneficially Owns at least 2.5% of the outstanding shares of Common Stock at any time, all rights and obligations of the Principal Stockholder Group under this Agreement shall terminate.

Article V
MISCELLANEOUS

Section 5.1 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be personally delivered, sent by nationally recognized overnight courier, mailed by registered or certified mail or be sent by facsimile or electronic mail to such party at the address set forth below (or such other address as shall be specified by like notice). Notices will be deemed to have been duly given hereunder if (i) personally delivered, when received, (ii) sent by nationally recognized overnight courier, one business day after deposit with the nationally recognized overnight courier, (iii) mailed by registered or certified mail, five business days after the date on which it is so mailed, and (iv) sent by facsimile or electronic mail, on the date sent so long as such communication is transmitted before 5:00 p.m. in the time zone of the receiving party on a business day, otherwise, on the next business day.

(a) If to the Company, to:

EVgo Inc.
11835 West Olympic Boulevard
Los Angeles, California 90064
Attention: Chief Legal Officer and General Counsel
Email: francine.sullivan@evgo.com

(b) If to the Principal Stockholders, to:

EVgo Holdings, LLC
c/o LS Power Equity Advisors, LLC
1700 Broadway, 35th Floor
New York, New York 10019
Attention: General Counsel
Email: jstaikos@lspower.com

Section 5.2 Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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Section 5.3 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed an original and all of which, taken together, shall be considered one and the same agreement.

Section 5.4 Entire Agreement; No Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all other prior agreements, both written and oral, among the parties hereto with respect to the subject matter hereof and (b) except as provided in Section 3.2 with respect to any individual associated with the Principal Stockholder Group, is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder.

Section 5.5 Further Assurances. Each party hereto shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other parties hereto to give effect to and carry out the transactions contemplated herein. The Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in, any Principal Stockholder Group entity being deprived of the rights contemplated by this Agreement.

Section 5.6 Governing Law; Equitable Remedies. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF). The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts (as defined below), this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto. Each party hereto further agrees that, in the event of any action for an injunction or other equitable remedy in respect of such breach or enforcement of specific performance, it will not assert the defense that a remedy at law would be adequate.

Section 5.7 Consent To Jurisdiction. With respect to any suit, action or proceeding (“Proceeding”) arising out of or relating to this Agreement, each of the parties hereto hereby irrevocably (a) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware and the appellate courts therefrom (the “Selected Courts”) and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise and hereby agrees not to commence any such Proceeding other than before one of the Selected Courts; provided, however, that a party may commence any Proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts; (b) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to their respective addresses referred to in Section 5.1 hereof; provided, however, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law; and (c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THE RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT AND TO HAVE ALL MATTERS RELATING TO THIS AGREEMENT BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

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Section 5.8 Amendments; Waivers.

(a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed (i) in the case of an amendment, by each of the parties hereto and the consent of a majority of the Directors that are not LS Directors, and (ii) in the case of a waiver, by each of the parties against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 5.9 Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that any Principal Stockholder may assign any of its respective rights hereunder to any of its Affiliated Investors. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 5.10 No Recourse. This Agreement may only be enforced against, and any claims or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

EVgo Inc.

By:	/s/ Cathy Zoi
	Name:	Cathy Zoi
	Title:	Chief Executive Officer

[Signature Page to Amended and Restated Nomination Agreement]

PRINCIPAL STOCKHOLDERS:

EVgo Holdings, LLC

By:	/s/ David Nanus
	Name:	David Nanus
	Title:	EVP

[Signature Page to Amended and Restated Nomination Agreement]

Exhibit 3

TAX RECEIVABLE AGREEMENT

See attached.

TAX RECEIVABLE AGREEMENT

by and among

Climate Change Crisis Real Impact I Acquisition Corporation,

CRIS THUNDER MERGER LLC,

CERTAIN OTHER PERSONS NAMED HEREIN,

and

Agent

DATED AS OF July 1, 2021

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of July 1, 2021, is hereby entered into by and among Climate Change Crisis Real Impact I Acquisition Corporation, a Delaware corporation (the “Corporate Taxpayer”), CRIS Thunder Merger LLC, a Delaware limited liability company and wholly owned Subsidiary of the Corporate Taxpayer (“Corporate Taxpayer Sub”), the TRA Holders and the Agent.

RECITALS

WHEREAS, Corporate Taxpayer Sub is the managing member of EVGO OPCO, LLC, a Delaware limited liability company and an entity classified as a partnership for U.S. federal income Tax purposes (“OpCo LLC”), and holds, directly or indirectly, limited liability company interests in OpCo LLC;

WHEREAS, immediately prior to the transactions contemplated by the BCA, EVgo Holdings, LLC, a Delaware limited liability company (“EVgo Holdings”), is the sole owner of OpCo LLC, and pursuant to the Business Combination, EVgo Holdings has agreed to directly or indirectly contribute all of its assets (other than the Units of OpCo LLC) to OpCo LLC in exchange for all of the Units therein;

WHEREAS, pursuant to the BCA, and as more fully described therein, (i) the Corporate Taxpayer has agreed to contribute to Corporate Taxpayer Sub all of its assets, including but not limited to all of its Available Cash (as defined in the BCA) and Class B Shares, (ii) immediately thereafter, Corporate Taxpayer Sub has agreed to transfer to EVgo Holdings such Class B Shares and the right to enter into this Agreement (the “BCA Transactions”), and (iii) immediately thereafter, Corporate Taxpayer Sub has agreed to contribute all of its remaining assets to OpCo LLC in exchange for Units therein;

WHEREAS, OpCo LLC and each of its direct and indirect Subsidiaries that is treated as a partnership for U.S. federal income Tax purposes will have in effect an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”), for each Taxable Year in which a Redemption occurs, which election is expected to result, with respect to the Corporate Taxpayer Group, in an adjustment to the Tax basis of the assets owned by OpCo LLC and such Subsidiaries;

WHEREAS, in addition to any Redemption pursuant to the BCA Transactions, the TRA Holders currently hold (and their permitted transferees may hold) or will hold Units and may transfer all or a portion of such Units in one or more subsequent Redemptions (as defined herein), and, as a result of such Redemptions, the Corporate Taxpayer Group is expected to obtain or be entitled to certain Tax benefits as further described herein; and

WHEREAS, this Agreement is intended to set forth the agreement among the parties hereto regarding the sharing of the Tax benefits realized by the Corporate Taxpayer Group as a result of the Redemptions;

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings.

“Accrued Amount” has the meaning set forth in Section 3.1(b) of this Agreement.

“Actual Tax Liability” means, with respect to any Taxable Year, the actual liability for U.S. federal income Taxes of (i) the Corporate Taxpayer Group, and (ii) without duplication, OpCo LLC, but only with respect to Taxes imposed on OpCo LLC and allocable to any member of the Corporate Taxpayer Group; provided that the actual liability for U.S. federal income Taxes of the Corporate Taxpayer Group shall be calculated assuming deductions of (and other impacts of) state and local income and franchise Taxes are excluded.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agent” means:

(i)	for so long as LS Power or any of its Affiliates is a TRA Holder, and for so long as it is willing to serve in such capacity, Sponsor Agent, and

(ii)	at any time clause (i) is not applicable, such other Person designated as such pursuant to Section 7.6(b).

“Agreed Rate” means a per annum rate of LIBOR plus 100 basis points.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Amended Schedule” has the meaning set forth in Section 2.3(b) of this Agreement.

“Assumed State and Local Tax Rate” means, with respect to any Taxable Year, (i) the sum of the following amounts for each state and local jurisdiction in which OpCo LLC (or any of its direct or indirect subsidiaries that are treated as a partnership or disregarded entity for U.S. federal income Tax purposes) or the Corporate Taxpayer Group files an income or franchise Tax Return for the relevant Taxable Year: (A) the Corporate Taxpayer Group’s income and franchise Tax apportionment factor(s) for such applicable state or local jurisdiction, multiplied by (B) the highest corporate income and franchise Tax rate(s) for such state or local jurisdiction, reduced by (ii) the product of (A) the highest marginal U.S. federal income Tax rate applicable to the Corporate Taxpayer Group for the relevant Taxable Year (determined based on the calculation of the Hypothetical Tax Liability for the relevant Taxable Year) and (B) the aggregate rate calculated under clause (i).

“Attributable” has the meaning set forth in Section 3.1(b) of this Agreement.

“Basis Adjustment” means any adjustment to the Tax basis of a Reference Asset as a result of a Redemption and the payments made pursuant to this Agreement with respect to such Redemption (as calculated under Section 2.1 of this Agreement), including, but not limited to: (i) under Section 1012 of the Code in connection with the BCA Transactions, (ii) under Section 743(b) of the Code (in situations where, following a Redemption, OpCo LLC remains classified as a partnership for U.S. federal income Tax purposes); and (iii) under Sections 732(b) and 1012 of the Code (in situations where, as a result of one or more Redemptions, OpCo LLC becomes an entity that is disregarded as separate from its owner for U.S. federal income Tax purposes). Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from a Redemption of Units shall be determined without regard to any Section 743(b) adjustment attributable to such Units prior to such Redemption, and, further, payments made under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest.

“BCA” means that certain Business Combination Agreement by and among the Corporate Taxpayer, Corporate Taxpayer Sub, OpCo LLC and the other parties thereto dated as of January 21, 2021.

“BCA Transactions” has the meaning set forth in the Recitals.

“Board” means the board of directors of the Corporate Taxpayer.

“Business Combination” means the business combination between the Corporate Taxpayer and OpCo LLC effected pursuant to the BCA.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America shall not be regarded as a Business Day.

“Call Right” has the meaning set forth in Section 3.6(n) of the OpCo LLC Agreement.

“Change of Control” means the occurrence of any of the following events or series of events after the closing of the Business Combination:

(i)	any Person (excluding a corporation or other entity owned, directly or indirectly, by the shareholders of the Corporate Taxpayer in substantially the same proportions as their ownership of stock of the Corporate Taxpayer and excluding EVgo Holdings and its Affiliates) is or becomes the “beneficial owner” (as defined in Rule 13d-3 of the rules promulgated under the Exchange Act), directly or indirectly, of securities of the Corporate Taxpayer representing more than 50% of the combined voting power of Corporate Taxpayer’s then outstanding voting securities;

(ii)	there is consummated a merger or consolidation of the Corporate Taxpayer with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, the voting securities of the Corporate Taxpayer immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then-outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

(iii)	the stockholders of the Corporate Taxpayer approve a plan of complete liquidation or dissolution of the Corporate Taxpayer or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets, other than such sale or other disposition by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by shareholders of the Corporate Taxpayer in substantially the same proportions as their ownership of the Corporate Taxpayer immediately prior to such sale.

“Class A Shares” means shares of Class A common stock of the Corporate Taxpayer.

“Class B Shares” means shares of Class B common stock of the Corporate Taxpayer.

“Code” has the meaning set forth in the Recitals of this Agreement.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Taxpayer” has the meaning set forth in the preamble to this Agreement.

“Corporate Taxpayer Group” means (a) the Corporate Taxpayer and any Subsidiary of the Corporate Taxpayer, other than OpCo LLC and any Subsidiary of OpCo LLC, whether or not the Corporate Taxpayer and such Subsidiary are members of any affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Section 1501 et seq. of the Code or any corresponding provisions of U.S. state or local Tax law, and (b) where required by context, any member of such group.

“Corporate Taxpayer Returns” means the U.S. federal income Tax Returns of all members of the Corporate Taxpayer Group (including the U.S. federal income Tax Returns of any consolidated group of which any member of the Corporate Taxpayer Group is or becomes a member, as further described in Section 7.12(a) of this Agreement) filed with respect to any Taxable Year.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount (but not less than zero) of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer Group, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Payment Schedule or Amended Schedule, if any, in existence at the time of such determination.

“Default Rate” means a per annum rate of LIBOR plus 550 basis points.

“Determination” has the meaning ascribed to such term in Section 1313(a) of the Code or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

“Dispute” has the meaning set forth in Section 7.9(a) of this Agreement.

“Early Termination” has the meaning set forth in Section 4.1 of this Agreement.

“Early Termination Date” means the date of an Early Termination Notice, or the date on which the Early Termination Notice is deemed to have been delivered pursuant to Section 4.2 or Section 4.3, for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” has the meaning set forth in Section 4.4 of this Agreement.

“Early Termination Notice” has the meaning set forth in Section 4.4 of this Agreement.

“Early Termination Payment” has the meaning set forth in Section 4.5(b) of this Agreement.

“Early Termination Schedule” has the meaning set forth in Section 4.4 of this Agreement.

“EVgo Holdings” has the meaning set forth in the Recitals of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (or any corresponding provisions of succeeding law).

“Expert” means a nationally recognized expert in the particular area of disagreement that is mutually acceptable to the Corporate Taxpayer Group and the Agent.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the liability for U.S. federal income Taxes of (i) the Corporate Taxpayer Group, and (ii) without duplication, OpCo LLC, but in the case of clause (ii), only with respect to Taxes imposed on OpCo LLC and allocable to any member of the Corporate Taxpayer Group (using the same methods, elections, conventions, U.S. federal income Tax rate and similar practices used on the relevant Corporate Taxpayer Return), but, in each case, without taking into account (A) any Basis Adjustments, (B) any deduction attributable to Imputed Interest for the Taxable Year, and (C) any Post-Business Combination TRA Benefits. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any U.S. federal income Tax item (or portions thereof) that is attributable to any Basis Adjustments, Imputed Interest, or any Post-Business Combination TRA Benefits. Furthermore, the Hypothetical Tax Liability shall be calculated assuming deductions of (and other impacts of) state and local income and franchise Taxes are excluded.

“Imputed Interest” means any interest imputed under Section 1272, 1274 or 483 or other provision of the Code, and the principles of any similar provisions of state or local law, with respect to the Corporate Taxpayer Group’s payment obligations under this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“LIBOR” means during any period, an interest rate per annum equal to the one-year LIBOR rate reported, on the date two (2) calendar days prior to the first day of such period, on the Telerate Page 3750 (or if such screen shall cease to be publicly available, as reported on Reuters Screen page “LIBOR01” or by any other publicly available source of such market rate) for London interbank offered rates for United States dollar deposits for such period. Notwithstanding the foregoing sentence: (i) if the Corporate Taxpayer reasonably determines, in good faith consultation with the Agent, on or prior to the relevant date of determination that the relevant London interbank offered rate for U.S. dollar deposits has been discontinued or such rate has ceased to be published permanently or indefinitely, then “LIBOR” for the relevant interest period shall be deemed to refer to a substitute or successor rate that the Corporate Taxpayer reasonably determines, in good faith consultation with the Agent, after consulting an investment bank of national standing in the United States and other reasonable sources, to be (a) the industry-accepted successor rate to the relevant London interbank offered rate for U.S. dollar deposits or (b) if no such industry-accepted successor rate exists, the most comparable substitute or successor rate to the relevant London interbank offered rate for U.S. dollar deposits; and (ii) if the Corporate Taxpayer has determined a substitute or successor rate in accordance with the foregoing, the Corporate Taxpayer may reasonably determine, in good faith consultation with the Agent, after consulting an investment bank of national standing in the United States and other reasonable sources, any relevant methodology for calculating such substitute or successor rate, including any adjustment factor it reasonably determines, in good faith consultation with the Agent, is needed to make such substitute or successor rate comparable to the relevant London interbank offered rate for U.S. dollar deposits, in a manner that is consistent with industry-accepted practices for such substitute or successor rate. In the event that the Agent disagrees with any determination by the Corporate Taxpayer set forth in this paragraph, and such disagreement is not resolved within thirty (30) days of submission by the Agent of notice of such disagreement to the Corporate Taxpayer, such disagreement shall be deemed a “Reconciliation Dispute,” and shall be subject to the Reconciliation Procedures set forth in Section 7.10 hereof.

“LS Power” means LS Power Equity Advisors, LLC.

“Majority TRA Holders” means, at the time of any determination, TRA Holders who would be entitled to receive more than fifty percent (50%) of the aggregate amount of the Early Termination Payments payable to all TRA Holders hereunder (determined using such calculations of Early Termination Payments reasonably estimated by the Corporate Taxpayer Group) if the Corporate Taxpayer Group had exercised its right of Early Termination on such date.

“Market Value” means the closing price of the Class A Shares on the applicable Redemption Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by Bloomberg L.P.; provided, that if the closing price is not reported by Bloomberg L.P. for the applicable Redemption Date, then the Market Value means the closing price of the Class A Shares on the Business Day immediately preceding such Redemption Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by Bloomberg L.P.; provided, further that if the Class A Shares are not then listed on a national securities exchange or interdealer quotation system, “Market Value” means the cash consideration paid for Class A Shares, or the fair market value of the other property delivered for Class A Shares, as determined by the Board in good faith.

“Material Objection Notice” has the meaning set forth in Section 4.4 of this Agreement.

“Net Tax Benefit” has the meaning set forth in Section 3.1(b) of this Agreement.

“Objection Notice” has the meaning set forth in Section 2.3(a) of this Agreement.

“OpCo LLC” has the meaning set forth in the Recitals of this Agreement.

“OpCo LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of OpCo LLC dated July 1, 2021, as amended from time to time.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Post-Business Combination TRA” means any tax receivable agreement (or comparable agreement) entered into by any member of the Corporate Taxpayer Group pursuant to which any member of the Corporate Taxpayer Group is obligated to pay over amounts with respect to Tax benefits resulting from any increases in Tax basis, net operating losses or other Tax attributes to which any member of the Corporate Taxpayer Group becomes entitled as a result of a transaction (other than any Redemption) after the date of this Agreement.

“Post-Business Combination TRA Benefits” means any Tax benefits resulting from increases in Tax basis, net operating losses or other Tax attributes with respect to which any member of the Corporate Taxpayer Group is obligated to make payments under a Post-Business Combination TRA.

“Realized Tax Benefit” means, for a Taxable Year, the sum of (i) the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability and (ii) the State and Local Tax Benefit. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability and the corresponding Hypothetical Tax Liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination with respect to such Actual Tax Liability.

“Realized Tax Detriment” means, for a Taxable Year, the sum of (i) the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability and (ii) the State and Local Tax Detriment. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability and the corresponding Hypothetical Tax Liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination with respect to such Actual Tax Liability.

“Reconciliation Dispute” has the meaning set forth in Section 7.10 of this Agreement.

“Reconciliation Procedures” means the procedures described in Section 7.10 of this Agreement.

“Redemption” means any transfer (or deemed transfer or other transaction affecting adjusted Tax basis for U.S. federal income Tax purposes) in respect of any Units or Reference Assets resulting from (i) any of the BCA Transactions or (ii) a transfer by a TRA Holder, or by a permitted transferee of such TRA Holder (pursuant to the OpCo LLC Agreement), to OpCo LLC or to the Corporate Taxpayer Group pursuant to the Redemption Right or the Call Right, as applicable.

“Redemption Date” means each date on which a Redemption occurs.

“Redemption Notice” has the meaning given to the term “Redemption Notice” in the OpCo LLC Agreement.

“Redemption Right” means the redemption right of holders of Units set forth in Section 3.6(a) of the OpCo LLC Agreement.

“Reference Asset” means, with respect to any Redemption, an asset (other than cash or a cash equivalent) that is held or acquired by OpCo LLC (or any of its direct or indirect subsidiaries that is treated as a partnership or disregarded entity for U.S. federal income Tax purposes, but only to the extent such subsidiaries are not held through any entity treated as a corporation for U.S. federal income Tax purposes) at the time of such Redemption. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Resolution of Disputes Procedures” means the procedures described in Section 7.9 of this Agreement.

“Schedule” means any of the following: (i) a Tax Attribute Schedule, (ii) a Tax Benefit Payment Schedule, (iii) the Early Termination Schedule or (iv) an Amended Schedule.

“Senior Obligations” has the meaning set forth in Section 5.1 of this Agreement.

“Sponsor Agent” means LS Power Equity Advisors, LLC or such other Person designated as such by LS Power.

“State and Local Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability; provided that, for purposes of determining the State and Local Tax Benefit, each of the Hypothetical Tax Liability and the Actual Tax Liability shall be calculated using the Assumed State and Local Tax Rate instead of the rate applicable for U.S. federal income Tax purposes.

“State and Local Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability; provided that, for purposes of determining the State and Local Tax Detriment, each of the Actual Tax Liability and the Hypothetical Tax Liability shall be calculated using the Assumed State and Local Tax Rate instead of the rate applicable for U.S. federal income Tax purposes.

“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Tax Attribute Schedule” has the meaning set forth in Section 2.1 of this Agreement.

“Tax Benefit Payment” has the meaning set forth in Section 3.1(b) of this Agreement.

“Tax Benefit Payment Schedule” has the meaning set forth in Section 2.2 of this Agreement.

“Tax Proceeding” has the meaning set forth in Section 6.1 of this Agreement.

“Tax Receivable Agreements” means this Agreement and any Post-Business Combination TRA.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporate Taxpayer Group as defined in Section 441(b) of the Code (which, for the avoidance of doubt, may include a period of less than twelve (12) months for which a Tax Return is made), ending on or after the date of the Business Combination.

“Taxes” means any and all U.S. federal, state and local taxes, assessments or similar charges that are based on or measured with respect to net income or profits, including franchise taxes, and any interest, penalties or additions thereto.

“Taxing Authority” means the IRS and any federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Holder” means each of those Persons set forth on Schedule A and their respective successors and permitted assigns pursuant to Section 7.6(a).

“Transferor” has the meaning set forth in Section 7.12(b) of this Agreement.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant Taxable Year.

“Units” has the meaning set forth in the OpCo LLC Agreement.

“Valuation Assumptions” means, as of an Early Termination Date, the assumptions that:

(i) in each Taxable Year ending on or after such Early Termination Date, the Corporate Taxpayer Group will have taxable income sufficient to fully utilize the deductions arising from all Basis Adjustments (assuming, to the extent applicable, in calculating such deductions that the election under Section 168(k)(7) of the Code is made with respect to any actual or deemed Basis Adjustment arising from a Redemption made in the Taxable Year that includes the Early Termination Date or deemed to be made on the Early Termination Date pursuant to clause (v) of this definition), and Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions, further assuming such future Tax Benefit Payments would be paid on the due date, without extensions, for filing the Corporate Taxpayer Return for the applicable Taxable Year) in which such deductions would become available;

(ii) any loss or credit carryovers generated by deductions or losses arising from any Basis Adjustment or Imputed Interest (including such Basis Adjustment or Imputed Interest generated as a result of payments under this Agreement) that are available in the Taxable Year that includes the Early Termination Date will be utilized by the Corporate Taxpayer Group ratably in each Taxable Year over the five Taxable Years beginning with the Taxable Year that includes the Early Termination Date (provided that, in any year that the Corporate Taxpayer Group is prevented from fully utilizing net operating losses pursuant to Section 382 of the Code, or any successor provision, the amount utilized for purposes of this provision shall not exceed the amount that would otherwise be utilizable under Section 382 of the Code, or any successor provision);

(iii) the U.S. federal, state and local income and franchise Tax rates that will be in effect for each Taxable Year ending on or after such Early Termination Date will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date except to the extent any change to such Tax rates for such Taxable Year have already been enacted into law;

(iv) any Reference Asset that is not subject to amortization, depreciation or other cost recovery deduction to which any Basis Adjustment is attributable will be disposed of in a fully taxable transaction for U.S. federal income Tax purposes on the fifth anniversary of the Early Termination Date for an amount sufficient to fully utilize the Basis Adjustment with respect to such Reference Asset; provided, that in the event of a Change of Control which includes a taxable sale of such Reference Asset (including the sale of all of the equity interests in an entity classified as a partnership or disregarded entity that directly or indirectly owns such Reference Asset), such Reference Asset shall be deemed disposed of at the time of the Change of Control; and

(v) if, at the Early Termination Date, there are Units that have not been transferred in a Redemption, then all Units shall be deemed to be transferred pursuant to the Redemption Right effective on the Early Termination Date.

Section 1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE II
DETERMINATION OF CERTAIN REALIZED TAX BENEFITS

Section 2.1 Tax Attribute Schedules. Within ninety (90) calendar days after the filing of the relevant Corporate Taxpayer Return for each Taxable Year, the Corporate Taxpayer shall deliver to each Agent a schedule (the “Tax Attribute Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement, including with respect to each applicable TRA Holder, (i) the Basis Adjustments with respect to the Reference Assets as a result of the Redemptions effected by or attributable to such TRA Holder in such Taxable Year and (ii) the period (or periods) over which such Basis Adjustments are amortizable and/or depreciable.

Section 2.2 Tax Benefit Payment Schedules.

(a) Within ninety (90) calendar days after the filing of a Corporate Taxpayer Return for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, a member of the Corporate Taxpayer Group shall deliver to each Agent: (i) a schedule showing, in reasonable detail, (A) the calculation of the Realized Tax Benefit or Realized Tax Detriment with respect to such Corporate Taxpayer Return for such Taxable Year, (B) the portion of the Net Tax Benefit, if any, that is Attributable to each TRA Holder, (C) the Accrued Amount with respect to any such Net Tax Benefit that is Attributable to such TRA Holder, (D) the Tax Benefit Payment due to each such TRA Holder, and (E) the portion of such Tax Benefit Payment that the Corporate Taxpayer Group intends to treat as Imputed Interest (a “Tax Benefit Payment Schedule”), (ii) a reasonably detailed calculation of the Hypothetical Tax Liability, (iii) a reasonably detailed calculation of the Actual Tax Liability, (iv) a copy of such Corporate Taxpayer Return for such Taxable Year, and (v) any other work papers reasonably requested by any Agent. In addition, the Corporate Taxpayer Group shall allow each Agent reasonable access at no cost to its appropriate representatives in connection with a review of such Tax Benefit Payment Schedule. The Tax Benefit Payment Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b) For purposes of calculating the Realized Tax Benefit or Realized Tax Detriment for any Taxable Year, carryovers or carrybacks of any U.S. federal income Tax item attributable to the Basis Adjustments, Imputed Interest or any Post-Business Combination TRA Benefits shall be considered to be subject to the rules of the Code and the Treasury Regulations, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any U.S. federal income Tax item includes a portion that is attributable to the Basis Adjustment, Imputed Interest or any Post-Business Combination TRA Benefits and another portion that is not so attributable, such respective portions shall be considered to be used in accordance with the “with and without” methodology. The parties agree that (i) any payment under this Agreement attributable to Basis Adjustments (to the extent permitted by law and other than amounts accounted for as Imputed Interest) will be treated as a subsequent upward adjustment to the purchase price of the relevant Units and will have the effect of creating additional Basis Adjustments to Reference Assets for the Corporate Taxpayer Group in the year of payment, and (ii) as a result, such additional Basis Adjustments will be incorporated into the current year calculation and into future year calculations, as appropriate.

Section 2.3 Procedure; Amendments.

(a) An applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the first date on which all Agents have received the applicable Schedule or amendment thereto unless (i) any Agent, within thirty (30) calendar days after receiving an applicable Schedule or amendment thereto, provides the Corporate Taxpayer and each other Agent with notice of a material objection to such Schedule (“Objection Notice”) made in good faith or (ii) each Agent provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date waivers from all Agents have been received by the Corporate Taxpayer. If the Corporate Taxpayer and the Agents, for any reason, are unable to successfully resolve the issues raised in an Objection Notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of such Objection Notice, the Corporate Taxpayer and the Agents shall employ the Reconciliation Procedures under Section 7.10 or Resolution of Disputes Procedures under Section 7.9, as applicable.

(b) The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to the Agents, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Corporate Taxpayer Return filed for such Taxable Year or (vi) to adjust a Tax Attribute Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). The Corporate Taxpayer shall provide an Amended Schedule to each Agent within sixty (60) calendar days of the occurrence of an event referenced in clauses (i) through (v) of the preceding sentence and an Amended Schedule referenced in clause (vi) of the preceding sentence to each Agent in connection with the due date for delivery of the Tax Attribute Schedule for the following year. For the avoidance of doubt, in the event a Schedule is amended after such Schedule becomes final pursuant to Section 2.3(a), the Amended Schedule shall not be taken into account in calculating any Tax Benefit Payment in the Taxable Year to which the amendment relates but instead shall be taken into account in calculating the Cumulative Net Realized Tax Benefit for the Taxable Year in which the amendment actually occurs.

Section 2.4 Section 754 Election. The Corporate Taxpayer shall cause OpCo LLC to (i) ensure that, on and after the date hereof and continuing throughout the term of this Agreement, OpCo LLC and any of its eligible Subsidiaries will have in effect an election pursuant to Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) and (ii) use commercially reasonable efforts to ensure that, on and after the date hereof and continuing throughout the term of this Agreement, any entity in which OpCo LLC holds a direct or indirect interest that is treated as a partnership for U.S. federal income Tax purposes that does not meet the definition of “Subsidiary” herein, will have in effect an election pursuant to Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law).

ARTICLE III
TAX BENEFIT PAYMENTS

Section 3.1 Payments.

(a) Within five (5) Business Days after a Tax Benefit Payment Schedule delivered to the Agents becomes final in accordance with Section 2.3(a), the applicable member of the Corporate Taxpayer Group shall pay to each TRA Holder the Tax Benefit Payment in respect of such TRA Holder determined pursuant to Section 3.1(b) for such Taxable Year. Each such payment shall be made by check, by wire transfer of immediately available funds to the bank account previously designated by the TRA Holder to the applicable member of the Corporate Taxpayer Group, or as otherwise agreed by such member of the Corporate Taxpayer Group and the TRA Holder. For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated Tax payments, including, U.S. federal or state estimated income Tax payments.

(b) A “Tax Benefit Payment” in respect of a TRA Holder for a Taxable Year means an amount, not less than zero, equal to the sum of the portion of the Net Tax Benefit Attributable to such TRA Holder and the Accrued Amount with respect thereto. The “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over the sum of (i) the total amount of payments previously made under this Section 3.1 (excluding payments attributable to Accrued Amounts) and (ii) the total amount of Tax Benefit Payments previously made under the corresponding provision of any Post-Business Combination TRA; provided, for the avoidance of doubt, that no TRA Holder shall be required to return any portion of any previously made Tax Benefit Payment. Subject to Section 3.3, the portion of the Net Tax Benefit for a Taxable Year that is “Attributable” to a TRA Holder is the portion of such Net Tax Benefit that is derived from (i) any Basis Adjustment that was attributable, at the time of the relevant Redemption (determined without regard to any dilutive or antidilutive effect of any contribution to or distribution from OpCo after the date of an applicable Redemption), to the Units acquired or deemed acquired by a member of the Corporate Taxpayer Group in a Redemption undertaken by or with respect to such TRA Holder or (ii) any Imputed Interest with respect to Tax Benefit Payments made to such TRA Holder. The “Accrued Amount” with respect to any portion of a Net Tax Benefit shall equal an amount determined in the same manner as interest on such portion of the Net Tax Benefit for a Taxable Year calculated at the Agreed Rate from the due date (without extensions) for filing the Corporate Taxpayer Return for such Taxable Year until the Payment Date. For the avoidance of doubt, for Tax purposes, the Accrued Amount shall not be treated as interest but shall instead be treated as additional consideration for the acquisition of Units in a Redemption, unless otherwise required by law.

(c) Notwithstanding any provision of this Agreement to the contrary, unless a TRA Holder elects for the provisions of this Section 3.1(c) not to apply to any Redemption, by notifying the Corporate Taxpayer Group in writing on or before the due date for providing the Redemption Notice with respect to such Redemption, the aggregate Tax Benefit Payments to be made to such TRA Holder, with respect to the related Redemption shall be limited to (i) 50%, or such other percentage such TRA Holder elects to apply by notifying the Corporate Taxpayer Group in writing on or before the due date for providing the Redemption Notice with respect to such Redemption, of (ii) the amount equal to the sum of (A) any cash, excluding any Tax Benefit Payments, received by such TRA Holder in such Redemption and (B) the aggregate Market Value of the Class A Shares received by such TRA Holder in such Redemption, provided, for the avoidance of doubt, that such amount shall not include any Imputed Interest with respect to such Redemption. An election made by a TRA Holder pursuant to this Section 3.1(c) may not be revoked.

Section 3.2 No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under the Tax Receivable Agreements. It is also intended that the provisions of the Tax Receivable Agreements will result in 85% of the Cumulative Net Realized Tax Benefit, and the Accrued Amount thereon, being paid to the Persons to whom payments are due pursuant to the Tax Receivable Agreements. The provisions of this Agreement shall be construed in the appropriate manner to achieve these fundamental results.

Section 3.3 Pro Rata Payments; Coordination of Benefits with Other Tax Receivable Agreements.

(a) Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate amount of the Corporate Taxpayer Group’s Tax benefit subject to the Tax Receivable Agreements is limited in a particular Taxable Year because the Corporate Taxpayer Group does not have sufficient taxable income in such Taxable Year to fully utilize available deductions and other attributes:

(i) the limitation on the Tax benefit for the Corporate Taxpayer Group shall first be allocated among the Tax Receivable Agreements as follows: (A) first among any Post-Business Combination TRAs (and then among all Persons eligible for payments thereunder in the manner set forth in such Post-Business Combination TRAs) and (B) then, to the extent of any remaining limitation on the Tax benefit for the Corporate Taxpayer Group after the application of clause (A), to this Agreement (and then among all TRA Holders as set forth in Section 3.3(a)(ii) below) (for the avoidance of doubt, for purposes of this Section 3.3(a)(i), it is intended that in calculating the Corporate Taxpayer Group’s Tax benefit subject to the Tax Receivable Agreements, any available taxable income of the Corporate Taxpayer Group be first allocated to this Agreement and any remaining available taxable income will then be allocated to any Post-Business Combination TRA); and

(ii) if any part of the limitation on the Tax benefit is allocated to this Agreement, such allocated limitation shall be further allocated among all TRA Holders in proportion to the respective portion of the Net Tax Benefit that would have been Attributable to each such TRA Holder in such Taxable Year under this Agreement if the Corporate Taxpayer Group had sufficient taxable income in such Taxable Year so that there was no such limitation; provided that if any portion of the Net Tax Benefit for such Taxable Year results from the carryback of a loss or other Tax item to such Taxable Year from a later Taxable Year (for the avoidance of doubt, carrybacks of losses and other Tax items from more than one later Taxable Year shall be used in the order prescribed in the applicable rules of the Code and the Treasury Regulations), no part of the limitation shall be allocated to the Tax benefits set forth on the Schedule prior to its amendment to reflect the carryback and any limitation shall instead be applied to the Tax benefits carried back and such limitation shall be further allocated among all TRA Holders in proportion to the respective portion of the Net Tax Benefit that would have been Attributable to each such TRA Holder in the Taxable Year in which such carried back losses or other Tax items arose under this Agreement if the Corporate Taxpayer Group had sufficient taxable income in such Taxable Year so that there was no such limitation.

(b) After taking into account Section 3.3(a), if for any reason the Corporate Taxpayer Group does not fully satisfy its payment obligations to make all Tax Benefit Payments due under the Tax Receivable Agreements in respect of a particular Taxable Year, then (i) the Corporate Taxpayer Group will pay the same proportion of each Tax Benefit Payment due to each Person to whom a payment is due under this Agreement (provided that, no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full), and (ii) after fulfilling the obligations set forth in clause (i) of this Section 3.3(b), the Corporate Taxpayer Group will then pay all amounts due under any Post-Business Combination TRA in respect of such Taxable Year (provided that, no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full).

(c) To the extent the Corporate Taxpayer Group makes a payment to a TRA Holder in respect of a particular Taxable Year under Section 3.1(a) of this Agreement (taking into account Section 3.3(a) and Section 3.3(b), but excluding payments attributable to Accrued Amounts) in an amount in excess of the amount of such payment that should have been made to such TRA Holder in respect of such Taxable Year, then (i) such TRA Holder shall not receive further payments under Section 3.1(a) until such TRA Holder has foregone an amount of payments equal to such excess and (ii) the Corporate Taxpayer Group will pay the amount of such TRA Holder’s foregone payments to the other Persons to whom a payment is due under the Tax Receivable Agreements in a manner such that each such Person to whom a payment is due under the Tax Receivable Agreements, to the maximum extent possible, receives aggregate payments under Section 3.1(a) or the comparable section of the other Tax Receivable Agreement(s), as applicable (in each case, taking into account Section 3.3(a) and Section 3.3(b) or the comparable section of the other Tax Receivable Agreement(s), but excluding payments attributable to Accrued Amounts) in the amount it would have received if there had been no excess payment to such TRA Holder.

ARTICLE IV
TERMINATION

Section 4.1 Early Termination at Election of the Corporate Taxpayer. The Corporate Taxpayer Group may terminate this Agreement at any time by paying to each TRA Holder the Early Termination Payment due to such TRA Holder pursuant to Section 4.5(b) (such termination, an “Early Termination”); provided that the Corporate Taxpayer Group may withdraw any notice of exercise of its termination rights under this Section 4.1 prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payment by the Corporate Taxpayer Group, the Corporate Taxpayer Group shall not have any further payment obligations under this Agreement, other than for any Tax Benefit Payment previously due and payable but unpaid as of the Early Termination Notice and, except to the extent included in the Early Termination Payment, any Tax Benefit Payment due for any Taxable Year ending prior to,with or including the Early Termination Date. Upon payment of all amounts provided for in this Section 4.1, this Agreement shall terminate.

Section 4.2 Early Termination upon Change of Control. In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control and shall include, but not be limited to the following: (a) payment of the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the effective date of a Change of Control, (b) payment of any Tax Benefit Payment previously due and payable but unpaid as of the Early Termination Notice, and (c) except to the extent included in the Early Termination Payment or if included as a payment under clause (b) of this Section 4.2, payment of any Tax Benefit Payment due for any Taxable Year ending prior to, with or including the effective date of a Change of Control. In the event of a Change of Control, the Early Termination Payment shall be calculated utilizing the Valuation Assumptions and by substituting in each case the terms “the closing date of a Change of Control” for an “Early Termination Date”.

Section 4.3 Breach of Agreement.

(a) In the event that the Corporate Taxpayer Group breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment within three (3) months of the date when due, as a result of failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the United States Bankruptcy Code or otherwise, then if the Majority TRA Holders so elect, such breach shall be treated as an Early Termination. Upon such election, all obligations hereunder shall be accelerated and shall be immediately due and payable, and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach and shall include, but shall not be limited to, (i) payment of the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of a breach, (ii) payment of any Tax Benefit Payment previously due and payable but unpaid as of the date of the breach, and (iii) except to the extent included in the Early Termination Payment or if included as a payment under clause (ii) of this Section 4.3(a), any Tax Benefit Payment due for any Taxable Year ending prior to, with or including the date of the breach. Notwithstanding the foregoing, in the event that the Corporate Taxpayer Group breaches this Agreement, if the Majority TRA Holders do not elect to treat such breach as an Early Termination pursuant to this Section 4.3(a), the TRA Holders shall be entitled to seek specific performance of the terms hereof.

(b) The parties agree that the failure of the Corporate Taxpayer Group to make any payment due pursuant to this Agreement within three (3) months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it shall not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three (3) months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, except in the case of an Early Termination Payment or any payment treated as an Early Termination Payment, it shall not be a breach of this Agreement if the Corporate Taxpayer Group fails to make any Tax Benefit Payment when due to the extent that the Corporate Taxpayer Group has insufficient funds available to make, or to the extent that the Corporate Taxpayer Group is contractually constrained from making, such payment in the Corporate Taxpayer Group’s sole judgment exercised in good faith; provided that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporate Taxpayer Group does not have sufficient cash to make such payment as a result of limitations imposed by any credit agreement to which OpCo LLC or any Subsidiary of OpCo LLC is a party, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate); provided further that it shall be a breach of this Agreement, and the provisions of Section 4.3(a) shall apply as of the original due date of the Tax Benefit Payment, if the Corporate Taxpayer Group makes any distribution of cash or other property (other than Class A Shares) to its stockholders while any Tax Benefit Payment is due and payable but unpaid. The Corporate Taxpayer Group shall use its commercially reasonable efforts to maintain sufficient available funds for the purpose of making Tax Benefit Payments under this Agreement and shall use its commercially reasonable efforts to avoid entering into loan agreements that could be reasonably anticipated to materially delay or restrict the timing of any Tax Benefit Payments payable under this Agreement.

Section 4.4 Early Termination Notice. If the Corporate Taxpayer Group chooses to exercise its right of early termination under Section 4.1 above, the Corporate Taxpayer Group shall deliver to each Agent notice of such intention to exercise such right (the “Early Termination Notice”). Upon delivery of the Early Termination Notice or the occurrence of an event described in Section 4.2 or Section 4.3(a), the Corporate Taxpayer Group shall deliver (i) a schedule showing in reasonable detail the calculation of the Early Termination Payment (the “Early Termination Schedule”) and (ii) any other work papers related to the calculation of the Early Termination Payment reasonably requested by any Agent, in each case, as soon as reasonably practicable following the occurrence of such event or delivery of the Early Termination Notice, as applicable. In addition, the Corporate Taxpayer Group shall allow each Agent reasonable access at no cost to the appropriate representatives of the Corporate Taxpayer Group in connection with a review of such Early Termination Schedule. The Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which all Agents have received such Schedule or amendment thereto unless (x) any Agent, within thirty (30) calendar days after receiving the Early Termination Schedule, provides the Corporate Taxpayer Group and each other Agent with notice of a material objection to such Schedule made in good faith (“Material Objection Notice”) or (y) each Agent provides a written waiver of such right of a Material Objection Notice within the period described in clause (x) above, in which case such Schedule becomes binding on the date waivers from all Agents have been received by the Corporate Taxpayer Group (the “Early Termination Effective Date”). If the Corporate Taxpayer Group and the Agents, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by the Corporate Taxpayer Group of the Material Objection Notice, the Corporate Taxpayer Group and the Agents shall employ the Reconciliation Procedures under Section 7.10 or Resolution of Disputes Procedures under Section 7.9, as applicable.

Section 4.5 Payment upon Early Termination.

(a) Subject to its right to withdraw any notice of Early Termination pursuant to Section 4.1, within three (3) Business Days after the Early Termination Effective Date, the Corporate Taxpayer Group shall pay to each TRA Holder its Early Termination Payment. Each such payment shall be made by check, by wire transfer of immediately available funds to a bank account or accounts designated by the TRA Holder, or as otherwise agreed by the Corporate Taxpayer Group and the TRA Holder.

(b) A TRA Holder’s “Early Termination Payment” as of the Early Termination Date shall equal, with respect to each TRA Holder, the present value, discounted at the Agreed Rate as of the Early Termination Date, of all Tax Benefit Payments that would be required to be paid by the Corporate Taxpayer Group to such TRA Holder beginning from the Early Termination Date and assuming that the Valuation Assumptions are applied.

ARTICLE V
SUBORDINATION AND LATE PAYMENTS

Section 5.1 Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment, Early Termination Payment, any payment pursuant to Section 4.2 resulting from a Change of Control or any payment pursuant to Section 5.2 shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of the Corporate Taxpayer Group (such obligations, “Senior Obligations”) and shall rank pari passu with all current or future unsecured obligations of the Corporate Taxpayer Group that are not Senior Obligations. For the avoidance of doubt, notwithstanding the above, the determination of whether it is a breach of this Agreement if the Corporate Taxpayer Group fails to make any Tax Benefit Payment or other payment under this Agreement when due is governed by Section 4.3(b). To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the TRA Holders and the Corporate Taxpayer Group shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations.

Section 5.2 Late Payments by the Corporate Taxpayer Group. The amount of all or any portion of any Tax Benefit Payment, Early Termination Payment or any other payment under this Agreement not made to any TRA Holder when due under the terms of this Agreement, whether as a result of Section 5.1 and the terms of the Senior Obligations or otherwise, shall be payable together with any interest thereon, computed at the Default Rate (or, if so provided in Section 4.3(b), at the Agreed Rate) and commencing from the date on which such Tax Benefit Payment, Early Termination Payment or any other payment under this Agreement was due and payable.

ARTICLE VI
NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.1 Participation in the Corporate Taxpayer Group’s and OpCo LLC’s Tax Matters. Except as otherwise provided herein or in the OpCo LLC Agreement, the Corporate Taxpayer Group shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer Group and OpCo LLC, and any of its Subsidiaries, including preparing, filing or amending any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer Group shall notify each Agent of, and keep each Agent reasonably informed with respect to, the portion of any audit, examination, or any other administrative or judicial proceeding (a “Tax Proceeding”) of the Corporate Taxpayer Group or OpCo LLC or any of its Subsidiaries by a Taxing Authority the outcome of which is reasonably expected to affect the rights and obligations of the TRA Holders under this Agreement, and shall provide each Agent with reasonable opportunity to provide information and other input to the Corporate Taxpayer Group, OpCo LLC or any of its Subsidiaries and their respective advisors concerning the conduct of any such portion of a Tax Proceeding; provided, however, that the Corporate Taxpayer Group shall not settle or otherwise resolve any part of a Tax Proceeding described in the previous clause that relates to a Basis Adjustment or the deduction of Imputed Interest (and, in each case, that is reasonably expected to have a material effect on the TRA Holders’ rights under this Agreement) without the written consent of the relevant Agent, which consent shall not be unreasonably withheld, conditioned or delayed; provided further, that the Corporate Taxpayer Group and OpCo LLC shall not be required to take any action, or refrain from taking any action, that is inconsistent with any provision of the OpCo LLC Agreement.

Section 6.2 Consistency. Unless there is a Determination to the contrary, the Corporate Taxpayer Group and each of the TRA Holders agree to report, and to cause their respective Subsidiaries to report, for all purposes, including U.S. federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including, the Basis Adjustments and each Tax Benefit Payment), but, for financial reporting purposes, only in respect of items that are not explicitly characterized as “deemed” or in a similar manner by the terms of this Agreement, in a manner consistent with the description of any Tax characterization herein (including as set forth in Section 2.2(b) and Section 3.1(b) and any Schedule required to be provided by or on behalf of the Corporate Taxpayer under this Agreement, as finally determined pursuant to Section 2.3). If the Corporate Taxpayer and any TRA Holder, for any reason, are unable to successfully resolve any disagreement concerning such treatment within thirty (30) calendar days, the Corporate Taxpayer and such TRA Holder shall employ the Reconciliation Procedures under Section 7.10 or Resolution of Disputes Procedures under Section 7.9, as applicable.

Section 6.3 Cooperation. Each TRA Holder shall (i) furnish to the Corporate Taxpayer Group in a timely manner such information, documents and other materials as the Corporate Taxpayer Group may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any Tax Proceeding, (ii) make itself available to the Corporate Taxpayer Group and its representatives to provide explanations of documents and materials and such other information as the Corporate Taxpayer Group or its representatives may reasonably request in connection with any of the matters described in clause (i) above, and (iii) reasonably cooperate in connection with any such matter. The Corporate Taxpayer Group shall reimburse each TRA Holder for any reasonable third-party costs and expenses incurred pursuant to this Section 6.3. The Sponsor Agent shall promptly deliver to LS Power all material information (including the Tax Attribute Schedule and Tax Benefit Payment Schedule) received by the Sponsor Agent hereunder in its capacity as an Agent.

ARTICLE VII
MISCELLANEOUS

Section 7.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be sufficient in all respects if given in writing, in English and by personal delivery (if signed for receipt), by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, transmitted via facsimile transmission or transmitted via electronic mail (following appropriate confirmation of receipt by return email, including an automated confirmation of receipt) and shall be deemed to have been made and the receiving party charged with notice, when received except that if received after 5:00 p.m. (in the recipient’s time zone) on a Business Day or if received on a day that is not a Business Day, such notice, request or communication will not be effective until the next succeeding Business Day. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Corporate Taxpayer or the Corporate Taxpayer Group, to:

EVgo Inc.

11835 West Olympic Boulevard

Los Angeles, California 90064

Attention: Chief Legal Officer and General Counsel

Email: francine.sullivan@evgo.com

with a copy (which shall not constitute notice to the Corporate Taxpayer) to:

Vinson & Elkins L.L.P.

1001 Fannin Street

25th Floor, Ste. 2500

Houston, TX 77002

Facsimile: (713) 615-5725

Attention: Ramey Layne; John Kupiec

Email: rlayne@velaw.com; jkupiec@velaw.com

If to the Sponsor Agent, to:

LS Power Equity Advisors LLC

1700 Broadway, 35th Floor

New York, New York 10019

Attention: General Counsel

Email: jstaikos@lspower.com

If to a TRA Holder, other than an Agent, that is or was a partner in OpCo LLC, to:

The address set forth in the records of OpCo LLC.

Any party may change its address or fax number by giving the other party written notice of its new address or fax number in the manner set forth above.

Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission or otherwise (including an electronically executed signature page) shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except as expressly provided in Section 3.3.

Section 7.4 Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6 Successors; Assignment.

(a) No TRA Holder may assign this Agreement to any Person without the prior written consent of the Corporate Taxpayer Group, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that (i) to the extent Units are transferred in accordance with the terms of the OpCo LLC Agreement, the transferring TRA Holder shall have the option to assign to the transferee of such Units the transferring TRA Holder’s rights under this Agreement with respect to such transferred Units without the prior written consent of the Corporate Taxpayer Group; (ii) LS Power and any of its Affiliates shall have the right to assign its rights under this Agreement without the prior written consent of the Corporate Taxpayer Group, and (iii) the right to receive any and all payments payable or that may become payable to a TRA Holder pursuant to this Agreement that, once a Redemption has occurred, arise with respect to the Units transferred in such Redemption, may be assigned to any Person or Persons without the prior written consent of the Corporate Taxpayer Group, provided further, that, in the case of both clause (i) and clause (ii), such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Corporate Taxpayer Group, agreeing to become a “TRA Holder” for all purposes of this Agreement, and, in the case of clause (iii), any such Person has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Corporate Taxpayer Group, agreeing to be bound by Section 7.13 and acknowledging specifically the terms of Section 7.6(c) and Section 7.11. For the avoidance of doubt, if a TRA Holder transfers Units but does not assign to the transferee of such Units the rights of such TRA Holder under this Agreement with respect to such transferred Units, such TRA Holder shall continue to be entitled to receive the Tax Benefit Payments, if any, due hereunder with respect to, including any Tax Benefit Payments arising in respect of a subsequent Redemption of, such Units.

(b) Any Person designated as an Agent, other than the Sponsor Agent, may not be changed without the prior written consent of the Corporate Taxpayer Group and the Majority TRA Holders (for this purpose, calculated by excluding LS Power and any of its Affiliates).

(c) Notwithstanding the foregoing provisions of this Section 7.6, no assignee described in Section 7.6(a)(iii) shall have any rights under this Agreement except for the right to enforce its right to receive payments under this Agreement.

(d) Except as otherwise specifically provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer Group shall cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of any member of the Corporate Taxpayer Group, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer Group would be required to perform if no such succession had taken place.

Section 7.7 Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by each of the Corporate Taxpayer, the Majority TRA Holders and, for so long as LS Power or any of its Affiliates holds an interest herein, LS Power; provided, however, that no such amendment shall be effective if such amendment would have a disproportionate effect on the payments certain TRA Holders will or may receive under this Agreement unless all such TRA Holders consent in writing to such amendment. No provision of this Agreement may be waived unless such waiver is in writing and signed by the relevant Agent, in the case of provisions relating to such Agent, or in the case of any other provision, by the party against whom such waiver is to be effective.

Section 7.8 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.9 Resolution of Disputes.

(a) Any and all disputes which are not governed by Section 7.10, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this Section 7.9 and Section 7.10) (each a “Dispute”) shall be governed by this Section 7.9 (the “Resolution of Disputes Procedures”). The parties hereto shall attempt in good faith to resolve all Disputes by negotiation. If a Dispute between the parties hereto cannot be resolved in such manner, such Dispute shall be finally settled by arbitration conducted by a single arbitrator in accordance with the then-existing rules of arbitration of the American Arbitration Association. If the parties to the Dispute fail to agree on the selection of an arbitrator within ten (10) calendar days of the receipt of the request for arbitration, the American Arbitration Association shall make the appointment. The arbitrator shall be a lawyer admitted to the practice of law in a U.S. state, or a nationally recognized expert in the relevant subject matter, and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings. In addition to monetary damages, the arbitrator shall be empowered to award equitable relief, including an injunction and specific performance of any obligation under this Agreement. The arbitrator is not empowered to award damages in excess of compensatory damages, and each party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any Dispute. The award shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues, or accounting presented to the arbitral tribunal. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets.

(b) Notwithstanding the provisions of Section 7.9(a), the Corporate Taxpayer Group may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this Section 7.9(b), each Agent and each TRA Holder (i) expressly consents to the application of Section 7.9(c) to any such action or proceeding, (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate and (iii) irrevocably appoints the Corporate Taxpayer (or a member of the Corporate Taxpayer Group) as agent of such party for service of process in connection with any such action or proceeding and agrees that service of process upon such agent, who shall promptly advise such party in writing of any such service of process, shall be deemed in every respect effective service of process upon such party in any such action or proceeding.

(c) EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION of any federal court of the District of Delaware or the Delaware Court of Chancery FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF PARAGRAPH (B) OF THIS Section 7.9 OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the fora designated by this Section 7.9(c) have a reasonable relation to this Agreement, and to the parties’ relationship with one another.

(d) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in Section 7.9(c) and such parties agree not to plead or claim the same.

Section 7.10 Reconciliation. In the event that any Agent and the Corporate Taxpayer Group are unable to resolve a disagreement with respect to the calculations required to produce the Schedules described in Section 2.3, Section 4.4 and Section 6.2 (but not, for the avoidance doubt, with respect to any legal interpretation with respect to such provisions or Schedules) within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to the Expert. The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless the Corporate Taxpayer Group and such Agent agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer Group or such Agent or other actual or potential conflict of interest. If the parties are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the American Arbitration Association. The Expert shall resolve (a) any matter relating to the Tax Attribute Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days, (b) any matter relating to a Tax Benefit Payment Schedule or an amendment thereto within fifteen (15) calendar days, and (c) any matter related to treatment of any Tax-related item as contemplated in Section 6.2 within fifteen (15) calendar days, or, in each case, as soon thereafter as is reasonably practicable after such matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, any portion of such payment that is not under dispute shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer Group, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporate Taxpayer Group except as provided in the next sentence. The Corporate Taxpayer Group and such Agent shall each bear its own costs and expenses of such proceeding, unless (i) the Expert adopts such Agent’s position (as determined by the Expert), in which case the Corporate Taxpayer Group shall reimburse such Agent for any reasonable out-of-pocket costs and expenses in such proceeding or (ii) the Expert adopts the Corporate Taxpayer Group’s position (as determined by the Expert), in which case such Agent shall reimburse the Corporate Taxpayer Group for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.10 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.10 shall be binding on the Corporate Taxpayer Group, the Agents, and the TRA Holders and may be entered and enforced in any court having jurisdiction.

Section 7.11 Withholding. The Corporate Taxpayer Group and each of its Affiliates shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Corporate Taxpayer Group and each of its Affiliates is required to deduct and withhold with respect to the making of such payment under the Code or any provision of U.S. federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporate Taxpayer Group and each of its Affiliates, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the relevant TRA Holder. In connection with any withholding for Taxes, the Corporate Taxpayer Group and each of its Affiliates shall make commercially reasonably efforts to (i) minimize or eliminate any withholding Tax imposed on any amounts payable hereunder to a TRA Holder and (ii) cooperate with any TRA Holder with respect to such TRA Holder’s efforts to obtain necessary and available information for such TRA Holder to make filings, applications or elections to obtain any exemption, exclusion, credit or refund associated with taxation (including withholding Tax) on any amounts payable by the Corporate Taxpayer Group and each of its Affiliates to such TRA Holder.

Section 7.12 Admission of a member of the Corporate Taxpayer Group into a Consolidated Group; Transfers of Corporate Assets.

(a) If any member of the Corporate Taxpayer Group is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of U.S. state or local Tax law, then, subject to the application of the Valuation Assumptions upon a Change of Control, the (i) provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If the Corporate Taxpayer Group (or any other entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder), OpCo LLC or any of OpCo LLC’s direct or indirect subsidiaries that is treated as a partnership or disregarded entity for U.S. federal income Tax purposes (a “Transferor”) directly or indirectly transfers, or is deemed to transfer, directly or indirectly, for U.S. federal income Tax purposes, one or more Reference Assets to (i) a corporation (or a Person classified as a corporation for U.S. federal income Tax purposes) with which the Transferor does not file a consolidated Tax Return pursuant to Section 1501 of the Code or (ii) a corporation (or a Person classified as a corporation for U.S. federal income Tax purposes) in a transaction that is wholly or partially exempt from Tax, in each case, the Transferor, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment (e.g., calculating the gross income of the entity and determining the Realized Tax Benefit of such entity) due hereunder, shall be treated as having disposed of such Reference Assets in a fully taxable transaction on the date of such transfer. The consideration deemed to be received by the Transferor shall be equal to the gross fair market value of the transferred Reference Assets, plus, without duplication, (i) the amount of debt to which any Reference Asset is subject, in the case of a transfer of an encumbered Reference Asset or (ii) the amount of debt allocated to any such Reference Asset, in the case of a transfer of a partnership interest. For purposes of this Section 7.12(b), a transfer of an interest in an entity treated as a partnership for U.S. federal income Tax purposes shall be treated as a transfer of the Transferor’s share of each of the assets and liabilities of that partnership.

Section 7.13 Confidentiality.

(a) Each Agent, each TRA Holder and each of such TRA Holder’s assignees acknowledges and agrees that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer Group and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters, acquired pursuant to this Agreement, of the Corporate Taxpayer Group and its Affiliates and successors, concerning OpCo LLC and its Affiliates and successors or the TRA Holders, learned by any Agent or any TRA Holder heretofore or hereafter; provided that, for the avoidance of doubt, any Agent may reasonably disclose information received by it in the ordinary course of such Agent’s duties as Agent to the TRA Holders for which it is Agent. This Section 7.13 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer Group or any of its Affiliates, becomes public knowledge (except as a result of an act of an Agent or a TRA Holder in violation of this Agreement) or is generally known to the business community and (ii) the disclosure of information (A) as may be proper in the course of performing such TRA Holder’s obligations, or monitoring or enforcing such TRA Holder’s rights, under this Agreement, (B) as part of such TRA Holder’s normal reporting, rating or review procedure (including normal credit rating and pricing process), or in connection with such TRA Holder’s or such TRA Holder’s Affiliates’ normal fund raising, financing, marketing, informational or reporting activities, or to such TRA Holder’s (or any of its Affiliates’) or its direct or indirect owners or Affiliates, auditors, accountants, employees, attorneys or other agents, (C) to any bona fide prospective assignee of such TRA Holder’s rights under this Agreement, or prospective merger or other business combination partner of such TRA Holder, provided that such assignee or merger partner agrees to be bound by the provisions of this Section 7.13, (D) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation; provided that any TRA Holder required to make any such disclosure to the extent legally permissible shall provide the Corporate Taxpayer Group prompt notice of such disclosure, or to regulatory authorities or similar examiners conducting regulatory reviews or examinations (without any such notice to the Corporate Taxpayer Group), or (E) to the extent necessary for a TRA Holder or its direct or indirect owners to prepare and file its Tax Returns, to respond to any inquiries regarding such Tax Returns from any Taxing Authority or to prosecute or defend any Tax Proceeding with respect to such Tax Returns. Notwithstanding anything to the contrary herein, each Agent (and each employee, representative or other agent of such Agent or its assignees, as applicable) and each TRA Holder and each of its assignees (and each employee, representative or other agent of such TRA Holder or its assignees, as applicable) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the Corporate Taxpayer Group, OpCo LLC, the Agents, the TRA Holders and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to the Agents or any TRA Holder relating to such Tax treatment and Tax structure.

(b) If an Agent or an assignee or a TRA Holder or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.13, the Corporate Taxpayer Group shall have the right and remedy to have the provisions of this Section 7.13 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Corporate Taxpayer Group or the TRA Holders and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.14 No More Favorable Terms. No member of the Corporate Taxpayer Group shall enter into any additional agreement providing rights similar to this Agreement to any Person (including any agreement pursuant to which the Corporate Taxpayer Group is obligated to pay amounts with respect to Tax benefits resulting from any increases in Tax basis, net operating losses or other Tax attributes to which the Corporate Taxpayer Group becomes entitled as a result of a transaction) if such agreement provides terms that are more favorable to the counterparty under such agreement than those provided to the TRA Holders under this Agreement; provided, however, that the Corporate Taxpayer Group may enter into such an agreement if this Agreement is amended to make such more favorable terms available to the TRA Holders.

Section 7.15 Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Holder reasonably believes that the existence of this Agreement (a) could cause income (other than income arising from receipt of a payment under this Agreement) recognized by such TRA Holder upon any Redemption that as of the date of this Agreement would be treated as capital gain to instead be treated as ordinary income or to be otherwise taxed at ordinary income rates for U.S. federal income Tax purposes or (b) would have other material adverse Tax consequences to such TRA Holder and/or its direct or indirect owners, then, in either case, at the election of such TRA Holder and to the extent specified by such TRA Holder, but solely with respect to such TRA Holder, this Agreement (i) shall cease to have further effect, (ii) shall not apply to a Redemption by such TRA Holder occurring after a date specified by it, or (iii) shall otherwise be amended in a manner determined by such TRA Holder to waive any benefits to which such TRA Holder would otherwise be entitled under this Agreement, provided that such amendment shall not result in an increase in or acceleration of payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

Section 7.16 Independent Nature of TRA Holders’ Rights and Obligations. The rights and obligations of each TRA Holder are independent of the rights and obligations of any other TRA Holder. Solely by virtue of entering into this Agreement, no TRA Holder shall be responsible for the performance of the obligations of any other TRA Holder, nor shall any TRA Holder have the right to enforce the rights or obligations of any other TRA Holder. The obligations of each TRA Holder are solely for the benefit of, and shall be enforceable solely by, the Corporate Taxpayer Group. The decision of each TRA Holder to enter into this Agreement has been made by such TRA Holder independently of any other TRA Holder, except to the extent such TRA Holders are Affiliates or are otherwise under common Control. Nothing contained herein or in any other agreement or document delivered at any closing (other than the OpCo LLC Agreement), and no action taken by any TRA Holder pursuant hereto or thereto, shall be deemed to constitute the TRA Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Holders are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and the Corporate Taxpayer Group acknowledges that the TRA Holders are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporate Taxpayer, Corporate Taxpayer Sub, the Agent, and the TRA Holders have duly executed this Agreement as of the date first written above.

corporate taxpayer:

CLIMATE CHANGE CRISIS REAL IMPACT I ACQUISITION CORPORATION

By:	/s/ John A. Cavalier
Name:	John A. Cavalier
Title:	Chief Financial Officer

corporate taxpayer SUB:

CRIS THUNDER MERGER LLC

By: Climate Change Crisis Real Impact I Acquisition Corporation

By:	/s/ John A. Cavalier
Name:	John A. Cavalier
Title:	Chief Financial Officer

[Signature Page to Tax Receivable Agreement]

SPONSOR AGENT:

LS Power Equity Advisors, LLC

By:	/s/ David Nanus
Name:	David Nanus
Title:	EVP

[The signatures of the TRA Holders are attached in Schedule A.]

[Signature Page to Tax Receivable Agreement]

SCHEDULE A

TRA HOLDERS

evgo hOLDINGS, LLC

By:	/s/ David Nanus
Name:	David Nanus
Title:	EVP

Schedule A-1

Exhibit 4

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 18, 2024	EVGO MEMBER HOLDINGS, LLC

	By:	/s/ Jeffrey Wade
		Name:	Jeffrey Wade
		Title:	Chief Compliance Officer

Dated: October 18, 2024	LS POWER EQUITY PARTNERS IV, L.P.

	By:	LS Power Partners IV, LP,
its general partner

By: LS Power Fund IV GP, LLC, its general partner

	By:	/s/ Jeffrey Wade
		Name:	Jeffrey Wade
		Title:	Chief Compliance Officer

Dated: October 18, 2024	LS POWER PARTNERS IV, L.P.

	By:	LS Power Fund IV GP, LLC,
its general partner

	By:	/s/ Jeffrey Wade
		Name:	Jeffrey Wade
		Title:	Chief Compliance Officer

Dated: October 18, 2024	LS POWER FUND IV GP, LLC

	By:	/s/ Jeffrey Wade
		Name:	Jeffrey Wade
		Title:	Chief Compliance Officer

Dated: October 18, 2024	LS POWER EQUITY ADVISORS, LLC

	By:	/s/ Jeffrey Wade
		Name:	Jeffrey Wade
		Title:	Chief Compliance Officer

Dated: October 18, 2024	/s/ David Nanus
David Nanus